

July 26, 2010

via U.S. mail and facsimile to (713) 499-6201

Mr. Michael W. Harlan, President and Chief Executive Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, TX 77042

> **RE:** **U.S. Concrete, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 1-34530 / 0-26025**

Dear Mr. Harlan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1. Where a comment below requests revision in future filings, please address beginning with the June 30, 2010 Form 10-Q.

2. On the face of the December 31, 2009 Form 10-K and March 31, 2010 Form 10-Q, the Commission file number is 000-26025. However, in Edgar, the file number is 001-34530. Please advise or revise future filings accordingly.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 30

Critical Accounting Policies, page 39

3. You disclose on page 41 that the Atlantic Precast Region and South Central reporting units are the only reporting units left with goodwill. In future filings, in addition to the description of your fair value testing and the underlying assumptions, please disclose: i) the percentage by which the fair value of each reporting unit exceeds the carrying value as of the most recent step-one test, ii) a discussion of the uncertainty associated with the key assumptions; for example, to the extent that you have included assumptions in your discounted cash flow and multiples of sales and EBITDA models that materially deviates from your historical results, please include a discussion of these assumptions, and iii) a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

4. You do not disclose in the March 31, 2010 Form 10-Q whether you performed an interim goodwill impairment test during that quarter. If so, please address all of the points included in the preceding comment in your response letter. If not, please explain why such test was not warranted, as we note during the quarter, among other things, the filing for bankruptcy was imminent and your stock price declined 58%. Refer to ASC Topic 350-20-35-30 for guidance.

5. On page 43, you disclose an impairment of $8.8 million related to the property, plant and equipment in your Michigan market. In future filings please disclose in MD&A the carrying value of the assets associated with your subsidiaries, facilities, etc. under consideration for potential impairment, so readers can understand the assets at risk.

16. Commitments and Contingencies, page 75

6. You disclose on page 14 that there currently are, and you expect that in the future there will be, additional claims related to your products meeting building code or other regulatory requirements and contractual specifications asserted against you. Please revise future filings herein to provide the information required by ASC Topic 460-10-50-8.

Form 10-Q for the period ended March 31, 2010

6. Debt, page 10

7. The DIP Credit Agreement requires you to maintain certain financial covenants, including maintenance of a minimum cumulative EBITDAR tested on a monthly basis beginning May 31, 2010, and that the cumulative EBITDAR threshold as of May 31, 2010 and June 30, 2010 is approximately $0.2 million and $2.0 million, respectively. In future filings, please provide a comparison of your financial covenants, presenting the required minimum/maximum ratios or amounts for each covenant and the actual ratios or amounts achieved as of the most recent balance sheet date and as required under the DIP Credit Agreement and all other credit agreements. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. Also, disclose any known future changes to each covenant, and state whether you expect to be in compliance when such changes come into effect. Please also provide this information related to the Superior Credit Agreement discussed on page 14. Please provide us with an example of expected disclosure in your June 30, 2010, Form 10-Q.

Management's Discussion and Analysis, page 24

8. Inventories increased 6%, while sales decreased 25% compared to the fourth quarter of 2009. Revise future filings to quantify the inventory turnover for the periods presented, explain material fluctuations therein, and discuss any known trends or uncertainties.

Liquidity and Capital Resources, page 28

9. In future filings, please explain why you expect to have sufficient resources and borrowing capacity to meet your commitments throughout the projected term of your Chapter 11 cases. Disclose the projected term of your Chapter 11 cases, discuss the amount of availability on your DIP Credit Agreement and other sources of funding, discuss and quantify, where practical, your obligations and expected funding needs for operations, and discuss the consequences if you are unable to achieve your budgeted operating results.

Item 4. Controls and Procedures, page 35

10. Revise the first sentence in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your

management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

11. If you conclude that your disclosures controls and procedures were effective to provide reasonable assurance, then you must also state that your disclosure controls and procedures were <u>designed</u> to provide reasonable assurance that the controls and procedures will meet their objectives. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Part II – Other Information, page 36

12. You state on page 38 that as of March 31, 2010, you recorded a full valuation allowance to offset the net U.S. deferred tax assets, including your net operating loss carryforwards. It is not clear why this information was not included more prominently in your filing, and/or in the tax footnote on pages 14-15. In future filings, please disclose the gross U.S. deferred tax assets and the amount of the total valuation allowance recorded thereon for each period presented. Also, to the extent you are relying on the reversal of deferred tax liabilities to realize a portion of your deferred tax assets, provide disclosure to discuss whether the deferred tax liabilities will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the $8.4 million in deferred tax assets as of March 31, 2010.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding these comments.

                                  Sincerely,

                                  Terence O'Brien
                                  Branch Chief